UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on actions in the natural gas chain

Rio de Janeiro, April 9, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that it has been working to reduce the impacts of the COVID-19 (coronavirus) pandemic on the natural gas chain, since the slowdown in the Brazilian and the global economic activity has the direct effect of reducing the market consumption of natural gas.

Therefore, Petrobras proposed the payment in installments, by the local distribution companies (CDL), of the invoices falling due in April, May, and June 2020 referring to the contracts for the purchase of natural gas to support the non-thermoelectric market (industrial, residential, commercial and automotive). The measure is a temporary and negotiated response from the company that meets the demand of natural gas distributors, impacted by the crisis caused by the new coronavirus.

In addition, Petrobras will not charge penalties for non-compliance with the daily demand schedule or the contract obligations of capacity charges or minimum compensation (ship or pay and take or pay) relating to volumes of natural gas impacted by reduced demand, reflecting restrictive measures on the circulation of people and reduced economic activity. Such measures are valid as long as the impacts on the affected contract obligations are proven.

Furthermore, the company informs that it maintains negotiations with other agents in the natural gas chain in order to reduce the effects of the pandemic.

Petrobras is continuously monitoring the current scenario and its developments on the gas market and highlights the understanding that, given the severity, unpredictability and unprecedented nature of the matter, actions taken by all agents in the natural gas chain are necessary to reduce impacts on this industry.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer